MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Staff Sarbanes-Oxley Review of Filings by CRM Mutual Fund Trust

(File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Christina DiAngelo Fettig of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements and other filings made by CRM Mutual Fund Trust (the “Registrant”) with respect to the series of the Registrant (each, a “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

A.   Series and Class Information in the Edgar System

1.	Comment:	The Staff noted that CRM Global Opportunities Fund appears to have been liquidated and requested that the Registrant update the series and class information in the EDGAR system to reflect that the Fund’s status is “inactive.”

	Response:	The Registrant confirms that it will update the series and class information in the EDGAR system to reflect that CRM Global Opportunities Fund’s status is “inactive.”

2.	Comment:	The Staff noted that Advisor Shares of certain Funds are designated in the EDGAR system as “active,” and requested the Registrant update the series and class information in the EDGAR system to reflect that the status of each Fund’s Advisor Shares is “inactive.”

	Response:	The Registrant confirms that it will update the series and class information in the EDGAR system to reflect that the status of each Fund’s Advisor Shares is “inactive.”

B.   Prospectus Strategy and Risk Disclosure

1.	Comment:	The Staff noted that the Registrant’s Form N-CSR filing for the period ended June 30, 2016 indicated that certain Funds have significant investments in certain sectors. The Staff noted that, at June 30, 2016, 32% of CRM Small Cap Value Fund’s total investments were in the Financials sector, 27.1% of CRM Small/Mid Cap Value Fund’s total investments were in the Financials sector, and 33.2% CRM International

Opportunity Fund’s total investments were in the Consumer Discretionary sector. The Staff requested that the Registrant consider including more specific sector risk disclosure in the Funds’ Prospectus that addresses CRM Small Cap Value Fund’s and CRM Small/Mid Cap Value Fund’s exposure to the Financials sector and CRM International Opportunity Fund’s exposure to the Consumer Discretionary sector.

Response:	The Registrant confirms that it will add more specific sector risk disclosure to the Funds’ Prospectus to address the Staff’s comment.

C.   Management Discussion of Fund Performance (“MDFP”)

1.	Comment:	The Staff noted that the expense ratios disclosed in the MDFP included in the Registrant’s Form N-CSR filing for the period ended June 30, 2016 were from the Funds’ Prospectus dated October 28, 2015. The Staff requested that the Registrant add disclosure to the MDFP in future filings referring the reader to the Financial Highlights for a more current expense ratio.

	Response:	The Registrant confirms that it will add disclosure to the MDFP in future Form N-CSR filings referring the reader to the Financial Highlights for a more current expense ratio.

2.	Comment:	The Staff noted that disclosure in Form N-CSR filings indicated that CRM International Opportunity Fund’s benchmark index changed in 2013 because the Fund’s investment adviser believed that the new benchmark index better reflected the Fund’s investment approach and portfolio composition. The Staff requested that, to the extent a Fund’s benchmark changes in the future, the Registrant consider providing a more detailed explanation in Form N-CSR filings regarding the reasons for the benchmark change.

	Response:	The Registrant confirms that, to the extent a Fund’s benchmark changes in the future, the Registrant will provide a more detailed explanation in Form N-CSR filings regarding the reasons for the benchmark change.

D.   Disclosure of Fund Expenses

1.	Comment:	The Staff noted that CRM International Opportunity Fund charges a redemption fee. The Staff requested that, for future Form N-CSR filings, the Registrant revise the introduction of the Disclosure of Fund Expenses section to reflect that a redemption fee is charged by CRM International Opportunity Fund, in accordance with Item 27(d)(1) of Form N-1A.

	Response:	The Registrant confirms that it will revise the introduction of the Disclosure of Fund Expenses section in future Form N-CSR filings to reflect that a redemption fee is charged by CRM International Opportunity Fund.

2.	Comment:	The Staff requested that, for future Form N-CSR filings, the Registrant revise the introduction of the Disclosure of Fund Expenses section to include the beginning and end dates of the six month period for which Fund expense information is provided, in accordance with Item 27(d)(1) of Form N-1A.

Response:	The Registrant confirms that it will revise the introduction of the Disclosure of Fund Expenses in future Form N-CSR filings to include the beginning and end dates of the six month period for which Fund expense information is provided.

E.  Statement of Assets and Liabilities

1.	Comment:	The Staff requested that the Registrant confirm that there were no amounts payable to the Registrant’s Trustees at June 30, 2016 to disclose as a separate item in the Funds’ Statements of Assets and Liabilities, as required by Rule 6-04, Item 12, of Regulation S-X.

	Response:	The Registrant confirms that there were no amounts payable to the Registrant’s Trustees at June 30, 2016 to disclose as a separate item in the Funds’ Statements of Assets and Liabilities.

F.  Notes to the Financial Statements

1.	Comment:	The Staff noted that the disclosure regarding the Securities Lending Agreement in the Registrant’s Form N-CSR filing for the period ended June 30, 2016 indicated that the cash collateral for the securities on loan of each of CRM Small Cap Value Fund and CRM Small/Mid Cap Value Fund was less than 102% at June 30, 2016. The Staff requested that the Registrant confirm that the cash collateral for securities on loan of each such Fund was trued-up to 102% on July 1, 2016 or otherwise explain why the cash collateral was less than 102% at June 30, 2016.

	Response:	The Registrant confirms that the cash collateral for securities on loan of each of CRM Small Cap Value Fund and CRM Small/Mid Cap Value Fund was trued-up to 102% on July 1, 2016.

2.	Comment:	The Staff requested that the Registrant add a statement to the Notes to the Financial Statements included in future Form N-CSR filings stating that the Funds follow the accounting and reporting requirements for investment companies under FASB Accounting Standards Codification Topic 946, in accordance with FASB Accounting Standards Update 2013-08.

	Response:	The Registrant confirms that it will add a statement to the Notes to the Financial Statements included in future Form N-CSR filings stating that the Funds follow the accounting and reporting requirements for investment companies under FASB Accounting Standards Codification Topic 946.

3.	Comment:	The Staff requested that the Registrant disclose the term office of each Trustee and Officer of the Registrant in future Form N-CSR filings.

	Response:	The Registrant confirms that it will disclose the term office of each Trustee and Officer of the Registrant in future Form N-CSR filings.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Steven A. Yadegari, Esq.

Isabelle Sajous, Esq.

Lea Anne Copenhefer, Esq.